Mail Stop 3561

July 7, 2008

Mr. Ian Stuart
Interim President and Chief Executive Officer
Access Plans USA, Inc.
4929 West Royal Lane, Suite 200
Irving, Texas 75063

> **Re:** **Access Plans USA, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed April 2, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 9, 2008**
> **Form 8-K Filed May 16, 2008**
> **File No. 1-15667**

Dear Mr. Stuart:

We have reviewed your response letter dated June 12, 2008 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2007

Consolidated Statements of Cash Flows, page F-6

1.   We have reviewed your response to comments four and five in our letter dated May 22, 2008. We believe that advanced agent commissions and unearned commissions received from insurance companies should be classified as operating cash flows and not investing or financing cash flows pursuant to the guidance in paragraphs 15 through 24 of SFAS 95. We do not believe the fact that these cash flows occur in advance of the agent's or your earning the commissions affects the nature of the cash flows, nor do we believe it should affect the classification of the cash flows as an operating activity. Please restate your statements of cash flows accordingly, pursuant to the guidance in SFAS 154, or otherwise tell us in detail why you believe the revisions to the financial statements are not material to require a restatement. Refer for guidance regarding materially to SAB Topic 1:M.

Note 8. Goodwill and Other Intangible Assets, page F-16

2.   We have reviewed your response to comment seven in our letter dated May 22, 2008 and do not believe you have adequately explained your basis in GAAP for reclassifying $1.26 million of amortizing customer contract intangibles to goodwill during 2006.   In this regard, we do not believe the fact that the $1.26 million related to contingent consideration dictates that the amount be classified as goodwill. Please provide us further justification for your accounting or otherwise tell us how you plan to revise your financial statements to comply with GAAP. In responding to the comment, please also advise us as to the terms of the contingent consideration arrangement and tell us the basis in GAAP for your accounting for the contingent consideration as an additional cost of the acquired entity. Refer, for guidance, to paragraphs 25 through 31 of SFAS 141.

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Exhibits 31.1 and 31.2

3.   You omitted the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting. Please file an amendment to include a certification that complies with Item 601(b)(31)(i) of Regulation S-K. The amendment may be abbreviated and consist of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment. Please submit your response letter as a correspondence file on EDGAR.

        You may contact Staff Accountant Ta Tanisha Meadows at (202) 551-3322, or in her absence, Robyn Manuel at (202) 551-3823, if you have questions regarding our comments. For all other questions, you may contact me at (202) 551-3344.

                                        Sincerely,

                                        William H. Thompson
                                        Branch Chief